EXHIBIT 99.1

Focus Media Announces Subscription for
Ordinary Shares by Executive Chairman

SHANGHAI, China, September 23, 2009 — Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi-platform digital media company, today announced that Executive Chairman Jason Jiang and the Company have entered into a definitive agreement pursuant to which the Company will issue and sell to Mr. Jiang, and Mr. Jiang will subscribe for and purchase, 75,000,000 ordinary shares of the Company at a subscription price of US$1.899 per share (equivalent to US$9.495 per ADR), representing the average closing sale price of the Company’s shares (adjusted for the share-to-ADS ratio) during the twenty consecutive trading day period immediately preceding the date hereof. The aggregate subscription price is US$142,425,000. The shares subscribed for by Mr. Jiang will be subject to a six month lock-up and will have customary registration rights pursuant to a Registration Rights Agreement entered into between the Company and Mr. Jiang concurrently with the subscription. Following Mr. Jiang’s subscription, he will hold approximately 19% of the Company’s outstanding issued shares. In accordance with the definitive agreement, Mr. Jiang has the right to nominate one new director to take the place of the current executive director.

In order to incentivize management team and employees, the Company further announced that the Company plans to cancel all outstanding options issued under its 2007 share option plan and to issue restricted shares under its 2007 share option plan to management team, employees and directors of the Company as an incentive plan.

Jason said, “Since I resumed my position as chief executive officer on January 26 of this year, the core capabilities of Focus Media, especially its ability to adapt to change in the market, has been improving greatly despite the macro headwind and the challenging overall advertising market we are facing.” He further added, “No matter what happens in the macro economic environment, I still believe in the long-term development of the Chinese economy as well as in the steady growth of the Chinese advertising market. This significant subscription for Focus Media’s shares by me in this instance testifies to my strong confidence in the core values and development of Focus Media’s business in the long run. I also believe, along with the effort of the management team of Focus Media, that we can continue to maintain a leadership position in the Chinese advertising market and bring about sustainable returns to our shareholders in the foreseeable future”.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of June 30, 2009, Focus Media’s digital out-of-home advertising network had approximately 128,000 LCD display and digital frames in its commercial location network and approximately 285,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 130 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn